UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

August 2, 2007

VALIDIAN CORPORATION
(Exact name of registrant as specified in its charter)

Nevada	**000-28423**	**58-2541997**
(State of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

30 Metcalfe Street, Suite 620
Ottawa, Canada   **K1P 5L4**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(613) 230-7211**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On August 2, the Board of Directors approved, subject to stockholder approval, an amendment and restatement of the 2004 Incentive Equity Plan as amended and restated (the "Amended Plan"). The purposes of this amendment and restatement are (i) to increase the authorized number incentive stock options that may be issued under the Amended Plan from three million, eighty seven thousand, six hundred ninety-eight (3,087,698) to six million, eighty seven thousand, six hundred ninety-eight (6,087,698) (ii) to increase the maximum number of options that may be granted to an individual; and (iii) to make changes to comply with recent changes to laws.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information disclosed in Item 1.01 is hereby incorporated by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On August 2, 2007, the Board of Directors approved an amendment to the Bylaws providing that the number of directors constituting the entire Board of Directors shall be not less than one nor more than nine and shall be determined by resolution of the Board of Directors.

Item 9.01 Financial Statements and Exhibits.

(c)   Exhibits

3.1   Amendment to Bylaws of Validian Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VALIDIAN CORPORATION

Dated: August 23, 2007

By: /s/ Bruce Benn

Name: Bruce Benn

Title: President and Chief Executive Officer

Exhibit 3.1

AMENDMENT TO BYLAWS
OF VALIDIAN CORPORATION

Pursuant to the provisions of Section 7.1 of the Bylaws, as amended, of Validian Corporation, a Nevada corporation (the "Company"), the Company adopts the following Amendment to its Bylaws.

The amendment to the Bylaws amends Section 3.1 of the Bylaws to read in its entirety as follows:

3.1: Number and Election. The number of Directors which shall constitute the entire Board shall be not less than one nor more than nine. The number of initial Directors shall be the number fixed in the Articles of Incorporation, and thereafter, within the limits above specified, the number of Directors shall be determined by resolution of the entire Board. The Directors shall be elected at the annual meeting of the stockholders, except as provided in Section 3.2 of these Bylaws, and each Director elected shall hold office until his successor shall be elected and shall qualify. Directors need not be stockholders nor residents of the State of Nevada.

* * * * * *

IN WITNESS WHEREOF, the undersigned Secretary of the Company hereby certifies that the above Amendment to Bylaws was adopted by the Board of Directors of the Corporation as of August 2, 2007.

By: /s/ Bruce Benn
Bruce Benn, Secretary